

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Jose Gabriel Diaz
Chief Executive Officer
Software Effective Solutions, Corp.
6500 River Place Blvd, Building 7, Suite 250
Austin, TX 78730

      Re: Software Effective Solutions, Corp.
           Offering Statement on Form 1-A
           Filed March 11, 2024
           File No. 024-12408

Dear Jose Gabriel Diaz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Eric Newlan